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                                        October 23, 1995




Smith Barney Muni Funds,
   1345 Avenue of the Americas,
      New York, New York 10105.


Ladies and Gentlemen:

          We are rendering this opinion at your request in respect of the issuance of shares of beneficial interest of the Florida Portfolio (the "Fund"), a series of shares of beneficial interest of Smith Barney Muni Funds (the "Trust").

          In connection with this opinion, we have examined:

          (a) A copy of the Declaration of Trust of the Trust, restated as of April 23, 1986, certified by the Secretary of State of The Commonwealth of Massachusetts.

          (b) Various Instruments of the Trustees designating shares of specified Portfolios of the Trust, dated, respectively, January 28, 1987, April 29, 1987, October 30, 1985, December 8, 1989, June 6, 1990, March 7, 1990, December 7, 1990, June 5,
               1991, December 18, 1992, March 26, 1993 (of which there are two), and June 4, 1993 (of which there are two), certified by the Secretary of State of The Commonwealth of Massachusetts.

          (c) Certificates of the Secretary of the Trust dated July 25, 1991 and May 20, 1994, respectively, as to amendments to the Declaration of Trust changing the name of the
















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               Trust, certified by the Secretary of State of The Commonwealth of Massachusetts.

          (d) An Instrument of the Trustees Establishing and Designating an Additional Class of Shares of Certain Series of the Trust, dated March 4, 1994, certified by an Assistant Secretary of the Trust.

          (e) An Instrument of the Trustees Establishing and Designating Classes of Shares of the Trust, dated October 3, 1994, certified by an Assistant Secretary of the Trust.

          (f) A copy of the By-Laws of the Trust certified by an Assistant Secretary of the Trust (the "By-Laws").

          (g) A certificate of an Assistant Secretary of the Trust dated October 23, 1995 as to, among other things, certain actions of the trustees of the Trust (the "Trustees"), including without limitation actions of the Trustees relating to, among other things, the adoption and approval of an Agreement and Plan of Reorganization (the "Agreement and Plan of Reorganization") between the Trust on behalf of the Fund and Smith Barney Florida Municipal Funds (the "Smith Barney Fund"), which contemplates, among other things, that the Trust will issue shares of beneficial interest of the Fund (the "Shares") to the Smith Barney Fund in return for the consideration stated in the Agreement and Plan of Reorganization.

          (h) Such other certificates, documents, and records as we have deemed necessary for the purpose of this opinion.

          In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such latter documents.






























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          We have made such examination of Massachusetts law as we have deemed relevant for purposes of this opinion. We express no opinion as to the effect of laws, rules, and regulations of any state or jurisdiction other than The Commonwealth of Massachusetts. In addition, we have assumed that, upon the issuance of the Shares as contemplated by the Agreement and Plan of Reorganization, the Fund will receive consideration at least equal to the net asset value per Share of each class of Shares and the par value per Share of each class of Shares of the Fund so to be issued, and that such net asset value shall be calculated in accordance with the Declaration of Trust and the By-Laws.

          We understand that you have received an opinion of other Massachusetts counsel to the effect that the Trust has been duly organized under the laws of The Commonwealth of Massachusetts. We have not, at your instruction, examined independently the question of what law would govern the interpretation or enforcement of any provision of the Declaration of Trust and have, at your direction, assumed for purposes of this opinion that the Trust is a duly established and validly existing unincorporated voluntary association with transferable shares under Massachusetts law (commonly known as a "Massachusetts business trust") and that the interpretation and enforcement of each provision of the Declaration of Trust will be governed by the laws of The Commonwealth of Massachusetts.

          Based upon and subject to the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of shares of the Fund designated Class A shares, Class B shares, and Class C shares and that, when the Shares are issued and sold as contemplated by the Agreement and Plan of Reorganization following effectiveness of the Registration Statement of the Trust on Form N-14 as contemplated by the actions of the Trustees referred to above (the "Registration Statement"), for the consideration stated in the Agreement and Plan of Reorganization, they will be validly issued, fully paid, and nonassessable by the Trust.

          Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability in connection with Trust Property (as defined therein) or the affairs of the Trust and requires




























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that notice of such disclaimer be given in each written obligation, contract, instrument, certificate, share certificate, or other security of the Trust or undertaking made or issued by the Trustees. The Declaration of Trust provides for indemnification by the Fund from and against all claims and liabilities to which a shareholder may become subject by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations.

          We consent to the filing of this opinion as an exhibit to the Registration Statement.


                                        Very truly yours,


                                        /s/ Ropes & Gray
                                        Ropes & Gray